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                           October 25, 2022

       Andrew Hughes
       General Counsel
       AEye, Inc.
       One Park Place, Suite 200
       Dublin, CA 94568

                                                        Re: AEye, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on October
19, 2022
                                                            File No. 333-267937

       Dear Andrew Hughes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at (202) 551-4985 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing